UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on May 30, 2017, reporting results for the first quarter and three months ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 31, 2017	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2017

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three months ended March 31, 2017:

Highlights of the quarter

•	Achieved net income attributable to the Company of $27.0 million, or $0.16 per share, for the first quarter of 2017.
•	Achieved net income attributable to the Company adjusted for certain non-cash items of $27.9 million, or $0.16 per share, for the first quarter of 2017.
•	Announces a cash dividend of $0.15 per share for the first quarter of 2017.
•	Acquired two VLCC resales delivering September and October 2017 from DSME, Korea at $77.5 million net per vessel.
•
Ordered two VLCC newbuildings scheduled to be delivered during December 2018 and April 2019 and obtained options for two additional sister vessels scheduled to be delivered during August and November 2019 from HHI, Korea at $79.8 million per vessel.

•
Signed a senior secured term loan facility in an amount of up to $321.6 million provided by China Exim Bank and insured by China Export and Credit Insurance Corporation to partially finance eight newbuildings.

•
Obtained further financing commitment for two senior secured term loan facilities in an aggregate amount of up to $221.0 million from Credit Suisse and ING to partially finance four recent VLCC resales and newbuilding contracts.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"Notwithstanding near-term pressure on crude tanker rates, we believe the market will ultimately return to balance as demand for crude oil continues to increase and vessel scrapping will begin to offset the negative effect of newbuilding deliveries. The recent market weakness and other factors have contributed to a historically low asset price environment that has presented us with opportunities to acquire modern tonnage at attractive prices.

We are pleased that we continue to grow our fleet while also divesting of older vessels, as we recently did with the charter termination of four VLCC's and two Suezmax tankers, vessels which have put pressure on our earnings lately and particularly in the first quarter.  As we have stated before, older vessels are increasingly difficult to trade, a fact that is amplified in a softer rate environment.  In the last 12 months, we have taken steps to both grow and modernize our fleet through six resale purchases and newbuilding contracts.  We will continue to strive to create value for our shareholders by expanding our fleet through accretive transactions.

Notwithstanding any potential outcome related to our proposal to effect a business combination with DHT, there are many opportunities to continue our strategy of fleet growth and renewal, and we are confident in our ability to execute on this strategy."

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"Frontline's continued ability to access attractively priced capital is indicative of the financial strength of our platform as well as our deep relationships within the lending community. We are very pleased to have secured financing for the newly acquired four VLCC resales and newbuilding contracts in an amount of up to $221.0 million. The financing carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years, which supports Frontline's low cash break-even levels."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended March 31, 2017 and the prior quarter are shown below, along with the estimated average daily break-even ("BE") rates:

($ per day)	Spot and time charter		Spot		Spot Guidance	% covered	Estimated average daily BE rates
	Q1 2017	Q4 2016	Q1 2017	Q4 2016	Q2 2017		2017
VLCC	34 400	32 900	34 700	32 200	25 000	64%	22 300
SMAX	23 400	23 500	22 200	21 700	16 000	61%	17 300
LR2	22 400	22 700	19 000	18 800	14 000	67%	15 500

The estimated average daily break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses, finance costs and general and administrative expenses.

The Fleet

As of March 31, 2017, the Company's fleet consisted of 55 vessels, with an aggregate capacity of approximately 11 million dwt. The Company's fleet consists of:

(i)	33 vessels owned by the Company (eight VLCCs, 12 Suezmax tankers, 13 LR2 tankers);
(ii)	12 vessels that are under capital leases (10 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	one VLCC chartered-in for a period of 12 months including an extension option, which will be redelivered during the second quarter of 2017;
(v)	two VLCCs where the cost/revenue is split 50/50 with a third party;
(vi)	one MR product tanker that is chartered-in on a short term time charter with a remaining duration of less than six months;
(vii)	five vessels that are under the Company's commercial management (two Suezmax tankers and three Aframax oil tankers)

Furthermore the Company has 13 newbuildings under construction, comprised of four VLCCs, four Suezmax tankers and five LR2 tankers.

As of March 31, 2017, the Company had entered into the following time charter-out contracts for 10 vessels:

(i)	one Suezmax built in 2009 at a rate of $27,500 per day, expiry Q2 2017;
(ii)	one Suezmax built in 2010 at a rate of $33,500 per day, expiry Q4 2017;
(iii)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018;
(iv)
one Suezmax tanker built in 2010 with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked;

(v)	one VLCC built in 2009 at $28,750 per day, expiry Q2 2017; and
(vi)	one VLCC built in 2004 at $28,000 per day, expiry Q3 2017

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998 built VLCC Front Century upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The Company has recognized an impairment loss of $27.3 million in the fourth quarter and a gain on the termination of the long term charter with Ship Finance of $20.6 million in the first quarter of 2017.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The Company expects the vessels to cease operating as conventional tankers, and the charters with Ship Finance are expected to terminate in the second quarter of 2017. Frontline has agreed compensation payments to Ship Finance of approximately $6.5 million and $3.6 million, respectively, for the termination of the current charters. The Company expects to record an impairment loss, including these termination payments, of approximately $12.3 million in the second quarter.

Newbuilding Program

As of March 31, 2017, the Company's newbuilding program was comprised of four VLCCs, four Suezmax tankers and five LR2 tankers. As of March 31, 2017, total instalments of $256.1 million had been paid or accrued and the remaining commitments amounted to $567.5 million all of which are payable in 2017. All newbuildings are expected to be delivered in 2017.

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2 newbuildings Front Antares and Front Vega. In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess. In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.

In February 2017, the Company acquired two VLCC resales under construction at Daewoo Shipbuilding & Marine Engineering ("DSME") at a net purchase price of $77.5 million per vessel. The vessels are due for delivery in September and October 2017.

In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Heavy Industries ("HHI") at a purchase price of $79.8 million per vessel. The vessels are due for delivery in December 2018 and April 2019. The Company has also secured options for two additional sister vessels with deliveries in August and November 2019 at the same purchase price for each vessel.

Financing Update

In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.

In March 2017, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

In April 2017, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

Frontline has committed bank financing in place to partially finance all of the Company's 15 resales and newbuilding contracts.

Corporate Update

On May 17, 2017, Frontline participated in a hearing before the Marshall Islands Court seeking a preliminary injunction against DHT Holdings ("DHT").  Frontline seeks an order requiring DHT to set aside its poison pill and other improper takeover defenses DHT has erected to entrench itself and its management against offers by Frontline and other third-party bidders aside from the BW Group.  Frontline withdrew a related action it brought in New York, where the court previously held it did not have jurisdiction over DHT or BW Group.

While Frontline has again requested the Board of DHT to negotiate in good faith with Frontline over its proposed offer or redeem the poison pill and permit Frontline to take its offer directly to DHT's shareholders, there are various opportunities available to the Company to continue to grow and modernize its fleet, and the Company is confident in its strategy irrespective of the outcome with DHT.

The Company announces a cash dividend for the first quarter of 2017 of $0.15 per share versus an earnings per share and an adjusted earnings for certain non-cash items of $0.16 per share.

The record date for the dividend is June 12, 2017. The ex-dividend date is June 8, 2017 for shares listed on the New York Stock Exchange and June 9, 2017 for shares listed on the Oslo Stock Exchange, respectively and the dividend will be paid on or about June 21, 2017.

169,809,324 ordinary shares were outstanding as of March 31, 2017, and the weighted average number of shares outstanding for the quarter was 169,809,324.

First Quarter 2017 Results

The Company generated net income attributable to the Company of $27.0 million, or $0.16 per share in the first quarter compared with net income attributable to the Company of $18.3 million, or $0.12 per share, in the previous quarter. Net income attributable to the Company adjusted for certain non-cash items was $27.9 million, or $0.16 per share, for the first quarter of 2017. These non-cash items consisted of a gain on the termination of the long term charter of Front Century with Ship Finance of $20.6 million, a vessel impairment loss of $21.2 million relating to four vessels leased from Ship Finance and a loss on derivatives of $0.2 million. Net income attributable to the Company in the fourth quarter 2016 included a vessel impairment loss of $27.3 million, a provision for uncollectible receivables of $4.0 million, and a gain on derivatives of $15.1 million.

Total ship operating expenses of $30.6 million in the first quarter were $3.9 million higher than in the previous quarter due to the dry docking of one vessel (no vessels were dry docked in the fourth quarter) and delivery of five new vessels in the first quarter.

Contingent rental income in the first quarter relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share in the first quarter of $5.6 million was $3.8 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

As of May 2017, the Company estimates that the average daily cash breakeven rates for the remainder of 2017 will be approximately $22,300, $17,300 and $15,500 for its owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively.  The Company believes these rates are highly competitive.

A reconciliation of net income attributable to the Company to net income attributable to the Company adjusted for certain non-cash items for the quarter ended March 31, 2017 and the quarter and year ended December 31, 2016 is as follows:

(in millions of $)	Q1 2017	Q4 2016	Full year 2016
Net income attributable to the Company	27.0	18.3	117.0
Add back:
Loss on the cancellation and sale of newbuildings and vessels	-	-	2.7
Vessel impairment loss	21.2	27.3	61.7
Impairment loss on shares	-	-	7.2
Provision for uncollectible receivables	-	4.0	4.0
Loss on derivatives	0.2	-	-

Less:
Gain on derivatives	-	(15.1)	(3.7)
Gain on termination of lease	(20.6)	-	-
Net income attributable to the Company adjusted for certain non-cash items	27.9	34.5	188.9
(in thousands)
Weighted average number of ordinary shares	169,809	158,721	156,973

(in $)
Basic earnings per share adjusted for certain non-cash charges	0.16	0.22	1.20

The calculation of net income attributable to the Company adjusted for certain non-cash items per share in each period has been calculated using the same number of shares as used in the GAAP earnings per share calculations.

This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook

Despite current market weakness that is forecast to continue in the near-term, the Company believes that it is very well positioned to opportunistically grow its fleet in a historically low price environment.  During 2016, the Company significantly strengthened its investment capacity, including raising $100 million in equity, selling its fleet of six MR product tankers and cancelling four VLCC newbuildings and receiving refunds. In addition the Board has used its discretion to reserve a portion of the adjusted earnings per share for growth. In the meantime, we have experienced a sharp decline in asset values, and the Company has used this opportunity to acquire four VLCC resales and order two VLCC newbuildings at attractive prices. The Company continues to believe there are attractive growth opportunities in the current markets. These opportunities include buying vessels on the water, newbuildings/resales as well as buying shares and companies.

Since the start of 2016, Frontline has grown its fleet on water by approx. 1.3 million DWT and in the process lowered the DWT weighted average age from 10.0 to 7.8 years, or by 22%, including our older leased vessels. This has also had the effect of reducing our average daily vessel operating expenses, which we expect will continue to decrease with further deliveries of newbuildings and resales. On a fully delivered basis our 59 vessel fleet, assuming no further changes, will be comprised of 49 owned vessels with an average age of 5.0 years and 10 leased vessels.

The Company believes that the market will begin to improve in 2018 as the pace of deliveries of newbuilding vessels slows and vessels are retired from the global fleet. We expect vessel scrapping to begin to pick up as we progress through 2017, particularly in light of the implementation of the ballast water treatment convention later this year and given the amount of older vintage tonnage. Some vessels may also be dry docked ahead of the implementation date of the convention in order to defer the cost of compliance.  This may have the effect of temporarily removing supply from the market.

Following the implementation of OPEC and non-OPEC production caps, which have largely been complied with, we have seen trade routes evolve.  In particular, there have been increased long-haul voyages from the Atlantic Basin to Asia driven in part by increasing U.S. production and a shift in U.S. exports towards long-haul voyages.  Crude oil demand, particularly from China and India, continues to grow, and crude oil is being imported from non-traditional sources due to OPEC production cuts and the desire to diversify supply.  The effect on ton-mile demand is positive, and we expect this trend to continue.

All factors considered, the Company maintains a cautious near-term view on the tanker market and believes the market will begin to balance as vessels are absorbed into the global fleet and older vessels retire from trading. In the meantime, the Company expects that periods of market weakness will inevitably create attractive opportunities to acquire assets at historically low prices. The Company believes it is in a unique position to further grow and modernize its operating fleet and continue to generate substantial returns to its shareholders in a strong tanker market and healthy returns in a more muted market. The Company has a long track record of doing so, and it seeks to carry on that tradition as it increases its leadership role in the market.

Conference Call and Webcast

On May 30, 2017 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway                                                          +47 2350 0486
Norway toll free                                            800 56054
 International Dial-In/UK                              +44(0)20 3427 1905
UK Toll Free                                                  0800 279 4992
USA                                                                +1646 254 3362
USA Toll Free                                               1877 280 1254
Conference ID                                               6041861

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

 International Dial-In/UK Local                    +44 (0)20 3427 0598
UK Toll Free                                                   0800 358 7735
 Norway Dial-In                                              +47 2100 0498
USA Toll Free                                                1866 932 5017
USA Local                                                      +1 347 366 9565
Replay Access Number                                6041861

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 29, 2017

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec

Total operating revenues	177,127	227,103	754,306

(Loss) gain on cancellation and sale of newbuilding contracts and vessels	20,565	-	(2,683)

Voyage expenses and commission	55,184	35,525	161,641
Contingent rental income	(3,769)	(3,386)	(18,621)
Ship operating expenses	30,624	29,458	119,515
Charter hire expenses	9,773	14,052	67,846
Impairment loss on vessels and vessels under capital lease	21,247	-	61,692
Provision for uncollectible receivable	-	-	4,000
Administrative expenses	8,568	10,773	37,026
Depreciation	35,280	37,907	141,043
Total operating expenses	156,907	124,329	574,142
Net operating income	40,785	102,774	177,481
Interest income	126	87	367
Interest expense	(15,024)	(13,944)	(56,687)
Impairment loss on shares	-	(2,351)	(7,233)
Gain on sale of shares	771	-	-
Foreign currency exchange gain (loss)	77	338	9
(Loss) gain on derivatives	(178)	(8,050)	3,718
Other non-operating items	554	174	204
Net income before income taxes and non-controlling interest	27,111	79,028	117,859
Income tax expense	(30)	(50)	(345)
Net income from continuing operations	27,081	78,978	117,514
Net loss from discontinued operations	-	-	-
Net income	27,081	78,978	117,514
Net (income) loss attributable to non-controlling interest	(61)	(72)	(504)
Net income attributable to the Company	27,020	78,906	117,010

Basic earnings per share attributable to the Company ($)	0.16	0.50	0.75

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec

Net income	27,081	78,978	117,514
Unrealized (loss) gain from marketable securities	6,010	(3,047)	(5,425)
Unrealized loss from marketable securities reclassified to statement of operations	-	-	7,233
Foreign exchange loss	59	(131)	(686)
Other comprehensive income (loss)	6,069	(3,178)	1,122
Comprehensive income	33,150	75,800	118,636

Comprehensive income (loss) attributable to non-controlling interest	61	72	504
Comprehensive income attributable to the Company	33,089	75,728	118,132
Comprehensive income	33,150	75,800	118,636

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2017	Mar 31 2016	Dec 31 2016
ASSETS
Short term
Cash and cash equivalents	127,534	271,632	202,402
Restricted cash	606	694	677
Marketable securities	53,418	8,453	8,428
Other current assets	166,379	165,173	172,119
Long term
Newbuildings	279,208	242,583	308,324
Vessels and equipment, net	1,768,609	1,358,587	1,477,395
Vessels under capital lease, net	495,730	668,822	536,433
Investment in finance lease	28,438	38,297	30,908
Goodwill	225,272	225,272	225,273
Other long-term assets	4,496	-	4,358
Total assets	3,149,690	2,979,513	2,966,317

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	78,071	64,120	67,365
Current portion of obligations under capital lease	51,455	70,464	56,505
Other current liabilities	100,983	91,921	58,879
Long term liabilities
Long term debt	1,075,309	851,605	914,592
Obligations under capital lease	332,974	431,296	366,095
Other long-term liabilities	3,154	2,911	3,112
Commitments and contingencies
Equity
Frontline Ltd. equity	1,507,902	1,467,063	1,499,601
Non-controlling interest	(158)	133	168
Total equity	1,507,744	1,467,196	1,499,769
Total liabilities and equity	3,149,690	2,979,513	2,966,317

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
OPERATING ACTIVITIES
Net income	27,081	78,978	117,514
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization of deferred charges	35,688	38,060	143,070
Loss (gain) on cancellation and sale of newbuilding contracts and vessel	(20,565)	-	2,683
Amortization of time charter contract value	-	(3,824)	(6,799)
Contingent rental income	(3,769)	(3,386)	(18,621)
Impairment loss on vessels and vessels under capital lease	21,247	-	61,692
Provision for uncollectible receivables	-	-	4,000
Impairment loss on shares	-	2,351	7,233
(Gain) on sale of shares	(771)	-	-
(Gain) loss on derivatives	(139)	6,485	(8,017)
Other, net	770	(1,304)	(1,232)
Change in operating assets and liabilities	20,242	4,108	(15,508)
Net cash provided by operating activities	79,784	121,468	286,015

INVESTING ACTIVITIES
Refund of newbuilding installments and interest	-	-	43,497
Additions to newbuildings, vessels and equipment	(246,755)	(161,353)	(622,460)
Change in restricted cash	71	(326)	(309)
Finance lease payments received	2,356	2,280	9,333
Proceeds from sale of vessels and equipment	-	-	173,187
Purchase of DHT shares	(46,100)	-	-
Proceeds from sale of shares	7,104	-	-
Net cash (used in) provided by investing activities	(283,324)	(159,399)	(396,752)

FINANCING ACTIVITIES
Net proceeds from issuance of shares	-	-	98,200
Proceeds from long-term debt	189,475	130,900	356,066
Repayment of long-term debt	(16,840)	(14,393)	(169,883)
Repayment of capital leases	(16,460)	(12,317)	(61,677)
Debt fees paid	(1,620)	(4,204)	(9,523)
Dividends paid	(25,883)	(54,930)	(164,551)
Payment of fractional shares on reverse share split	-	(17)	(17)
Net cash provided by (used in) financing activities	128,672	45,039	48,615

Net change in cash and cash equivalents	(74,868)	7,108	(62,122)
Cash and cash equivalents at start of period	202,402	264,524	264,524
Cash and cash equivalents at end of period	127,534	271,632	202,402

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,809,324	781,937,649	781,937,649
Effect of reverse share split	-	(625,551,143)	(625,551,143)
Shares issued		-	13,422,818
Balance at end of period	169,809,324	156,386,506	169,809,324

SHARE CAPITAL
Balance at beginning of period	169,809	781,938	781,938
Effect of reverse share split	-	(625,551)	(625,551)
Shares issued	-	-	13,422
Balance at end of period	169,809	156,387	169,809

ADDITIONAL PAID IN CAPITAL
Balance at end of period	195,304	109,386	109,386
Stock compensation expense	709	-	1,418
Payment for fractional shares on reverse share split	-	(17)	(17)
Shares issued	-	-	84,517
Balance at end of period	196,013	109,369	195,304

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,099,680	474,129	474,129
Effect of reverse share split	-	625,551	625,551
Balance at beginning and end of period	1,099,680	1,099,680	1,099,680

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	739	(383)	(383)
Other comprehensive income (loss)	6,069	(3,178)	1,122
Balance at end of period	6,808	(3,561)	739

RETAINED EARNINGS
Balance at beginning of period	34,069	81,212	81,212
Net income attributable to the Company	27,020	78,906	117,010
Cash dividends	(25,497)	(54,930)	(164,153)
Balance at end of period	35,592	105,188	34,069

EQUITY ATTRIBUTABLE TO THE COMPANY	1,507,902	1,467,063	1,499,601

NON-CONTROLLING INTEREST
Balance at beginning of period	168	61	61
Net income (loss) attributable to non-controlling interest	61	72	504
Dividend paid to non-controlling interest	(387)	-	(397)
Balance at end of period	(158)	133	168
TOTAL EQUITY	1,507,744	1,467,196	1,499,769

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.          GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2.          ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 16, 2017.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.

3.          EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2017 Jan-Mar	2016 Jan-Mar	2016 Jan-Dec
Net income attributable to the Company	27,020	78,906	117,010

(in thousands)
Weighted average number of ordinary shares	169,809	156,387	156,973

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016.

4.          IMPAIRMENT LOSS ON VESSELS AND VESSELS UNDER CAPITAL LEASE

In the three months ended March 31, 2017 the Company recorded an impairment loss of $21.2 million in respect of four vessels leased in from Ship Finance.

5.          GAIN ON TERMINATION OF LEASE

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

6.          NEWBUILDINGS

In the first quarter of 2017, the Company took delivery of the VLCC newbuilding, Front Duchess, the two Suezmax newbuildings, Front Classic and Front Clipper and the two LR2/Aframax tanker newbuildings, Front Antares and Front Vega.

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million each. The vessels are due for delivery in September and October 2017.

7.          DEBT

The Company drew down $54.6 million in the three months ended March 31, 2017 from its $109.2 million term loan facility with ING in connection with one VLCC delivered in the quarter.

The Company drew down $134.9 million in the three months ended March 31, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and two LR2/Aframax tanker delivered in the quarter.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

In March 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.9 million at March 31, 2017 as a direct deduction from the carrying amount of the related debt.

8.          MARKETABLE SECURITIES

In January the Company purchased 10.9 million shares in DHT for an aggregate cost of $46.1 million. In March the Company has sold 1.7 million shares for $7.9 million, recognizing a gain of $0.8 million in the first quarter. In April and May the Company sold a further 2.4 million shares in DHT for proceeds of $11.0 million and expects to record a gain of $0.6 million in the second quarter.

9.          SHARE CAPITAL

The Company had an issued share capital at March 31, 2017 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2016: $169,809,324 divided into 169,809,324 ordinary shares).

10.        RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased 12 of its vessels from Ship Finance at March 31, 2017 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the three months ended March 31, 2017 was $5.6 million, which was $3.8 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017. A termination payment of $4.1 million is due to Ship Finance in connection with the lease termination.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11.        COMMITMENTS AND CONTINGENCIES

As of March 31, 2017, the Company's newbuilding program comprised four VLCCs, four Suezmax tankers and five LR2 tanker newbuildings. As of March 31, 2017, total instalments of $256.1 million had been paid or accrued and the remaining commitments amounted to $567.5 million all of which are payable in 2017. All newbuildings are expected to be delivered in 2017.

12.        SUBSEQUENT EVENTS

In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Heavy Industries ("HHI") at a purchase price of $79.8 million each. The vessels are due for delivery in December 2018 and April 2019. The Company has also secured options for two additional sister vessels with delivery in August and November 2019 at same purchase price for each vessel.

In April 2017, the Company obtained financing commitment for a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our recent VLCC resales and newbuilding contracts. The facility is subject to final documentation.

In June 2016, the Company signed a senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd., the Company's largest shareholder. The loan will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. The Company drew down $50.0 million in May 2017.

In May 2017, the Company agreed with Ship Finance to terminate the long term charter for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties.  The Company expects the vessels to cease operating as conventional tankers, and the charters with Ship Finance are expected to terminate in the second quarter of 2017. Frontline has agreed compensation payments to Ship Finance of approximately $6.5 million and $3.6 million, respectively, for the termination of the current charters. The Company expects to record an impairment loss, including these termination payments, of approximately $12.3 million in the second quarter.

In May 2017, the Company announced a cash dividend of $0.15 per share for the first quarter of 2017.